Hudbay Announces Fourth Quarter 2015 Results

Toronto, Ontario, February 24, 2016 – HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its fourth quarter 2015 financial results. All amounts are in US dollars, unless otherwise noted.

Summary:

•	2016 planned capital spending and operating expenses reduced by over $100 million, compared to 2016 guidance, with no impact on production guidance.
•	Commitments in place for credit facility amendments to provide more flexible financial covenants and extend all principal repayments to 2019, deferring $53.4 million in 2016 scheduled repayments.
•	Copper sales volumes increased 850% year-over-year to a record 58,714 tonnes in the fourth quarter and copper concentrate logistical issues resolved.
•	Operating cash flow before changes in non-cash working capital increased to $106.3 million, or $0.45 per share, from negative $2.0 million, or $(0.01) per share, in the fourth quarter of 2014.
•	Net loss in the fourth quarter of 2015 was $255.5 million, or $1.09 per share, compared to earnings of $43.6 million, or $0.19 per share, in the fourth quarter of 2014, as a result of non-cash after-tax impairment charges of $198.8 million on Constancia and $114.5 million on Rosemont, primarily due to lower copper price expectations.

In the fourth quarter of 2015, operating cash flow before change in non-cash working capital increased to $106.3 million from negative $2.0 million in the fourth quarter of 2014.

“With the successful ramp-up of our new mines in 2015, we delivered sector-leading growth in low-cost copper production, and are well-positioned to weather the current commodity price environment,” said Alan Hair, president and chief executive officer. “We have taken specific action already in 2016 to capitalize on mine optimization and sustainable cost reduction opportunities, and have strengthened our liquidity position to ensure that the business is positioned to respond to a volatile metal price environment.”

Net loss and loss per share in the fourth quarter of 2015 were $255.5 million and $1.09, respectively, compared to net profit and earnings per share of $43.6 million and $0.19, respectively, in the fourth quarter of 2014.

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Net loss and loss per share in the fourth quarter of 2015 were affected by, among other things, the following items:

	Pre-tax	After-tax	Per Share
	(Loss)/Gain	(Loss)/Gain	(Loss)/Gain
	($ millions)	($ millions)	($/share)
Asset and goodwill impairment – Peru	(264.4)	(198.8)	(0.85)
Goodwill impairment – Arizona	(114.5)	(114.5)	(0.49)
Gain on disposition of Balmat	37.0	37.0	0.16
Non-cash deferred tax adjustments	-	9.1	0.04

As at December 31, 2015, Hudbay had total liquidity of approximately $288 million, including $53.9 million in cash and cash equivalents, $46.1 million in short-term accounts receivable, which was received in the first week of January and related to late December sales, as well as availability under its revolving credit facility.

Financial and Operating Results

Total revenue for the fourth quarter of 2015 was $336.6 million, $223.9 million higher than the same period in 2014. This increase was primarily due to higher copper, gold and silver sales volumes compared to the fourth quarter of 2014, which was a result of commercial production being achieved at Constancia and significant inventory drawdown. Higher sales volumes were partially offset by lower prices for all metals and the effect of higher treatment and refining charges.

Operating cash flow in the fourth quarter of 2015 benefited from an increase in payable copper in concentrate sales volumes and significantly higher precious metal sales volumes compared to the same quarter last year. This resulted from the Constancia mine reaching commercial production in the second quarter of 2015 and sales volumes of most metals in the Manitoba business unit growing as the Lalor mine had its first full year of commercial production. The increase in sales volumes and associated economies of scale more than offset the sharp decline in realized sales prices of all metals compared to the same quarter last year.

Net loss and loss per share in the fourth quarter of 2015 were $255.5 million and $1.09, respectively, compared to a net profit and earnings per share of $43.6 million and $0.19, respectively, in the fourth quarter of 2014. The loss was due mainly to an after-tax asset and goodwill impairment charge of $313.3 million recorded in the Peru and Arizona business units. Partly offsetting this impact was a $52.1 million increase in gross profit compared to the fourth quarter of 2014 due to the growth in sales volumes discussed above, despite lower realized sales prices and higher depreciation charges. Additionally, there was a $37.0 million gain in the fourth quarter of 2015 arising from the sale of Balmat Holding Corporation.

Financial Condition ($000s)	December 31
	2015	2014
Cash and cash equivalents	53,852	178,668
Working capital	57,613	87,166
Total assets	4,479,585	4,850,881
Total long term debt	1,274,880	987,067
Equity	1,787,290	2,109,058

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		Three Months Ended		Year Ended
		December 31		December 31
		2015	2014	2015	2014
Financial Performance
($000s except per share and cash cost amounts)
Revenue		336,641	112,694	886,051	507,515
Loss (profit) before tax		(325,610)	(24,393)	(399,041)	13,942
Basic and diluted (loss) earnings per share[1]		(1.09)	0.19	(1.41)	0.31
(Loss) profit		(255,468)	43,594	(331,428)	65,269
Operating cash flows before stream deposit and change in non-cash working capital		106,305	(1,990)	222,140	16,771
Operating cash flow per share[2]		0.45	(0.01)	0.95	0.08
Cash cost per pound of copper produced, net of by-product credits[2]		1.24	1.05	1.14	1.45
Production
Contained metal in concentrate[3]
Copper	(tonnes)	48,139	10,113	147,280	37,644
Gold	(oz)	26,744	19,468	100,177	73,377
Silver	(oz)	865,874	169,750	2,791,536	745,910
Zinc	(tonnes)	32,362	19,113	102,919	82,542
Metal Sold
Payable metal in concentrate
Copper	(tonnes)	58,714	6,182	134,600	31,734
Gold	(oz)	31,884	13,293	93,779	63,950
Silver	(oz)	751,115	131,117	1,873,176	634,402
Refined zinc	(tonnes)	27,064	28,691	101,920	102,981

1Attributable to owners of the company.
2Operating cash flow per share and cash cost per pound of copper produced, net of by-product credits are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 7 of this news release.
3Metal reported in concentrate is prior to deductions associated with smelter contract terms.

Credit Facility Amendments

Commitments have been received from lenders under Hudbay’s two secured credit facilities to consolidate the lender groups and restructure the two facilities. The credit facility restructuring is intended to enhance Hudbay’s liquidity position in the current commodity price environment and reflects the transition of the Constancia operation into commercial production. At December 31, 2015, Hudbay had a $400 million revolving credit facility, secured by its Manitoba assets (the “Canada Facility”) and a $150 million standby credit facility, secured by its Peru assets (the “Peru Facility”), collectively referred to as the “Facilities”. Commitments of $500 million have been received from existing lenders toward the restructured facilities, and syndication is ongoing to bring total commitments to $550 million. Subject to completion of definitive documentation and customary conditions, the Facilities will be structured as follows:

•

Whereas the Canada Facility is currently repayable in full in March 2018 and the Peru Facility is currently repayable in quarterly installments which began in December 2015 and end in September 2018, both Facilities will now be repayable in full in March 2019. As a result, 2016 scheduled principal amortization payments of $53.4 million will be deferred.

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•	Both Facilities will be subject to the same set of financial covenants. The financial covenants will require that:

o	Consolidated senior secured debt to EBITDA shall be no more than 3.25:1. Consolidated senior secured debt is defined to include amounts outstanding under the Facilities and any other secured financings.
o	Consolidated EBITDA to interest expense shall be no less than 1.75:1 in 2016 and 2017, and 2.50:1 beginning with the 12 months ending March 31, 2018.
o	Consolidated tangible net worth shall be no less than 75% of Hudbay’s tangible net worth at December 31, 2015.

•	The Peru Facility will become revolving in nature and both the Peru Facility and the Canada Facility will bear an interest rate of LIBOR + 4.5%, consistent with the interest rate on the current Canada Facility.

The Canada Facility and Peru Facility will continue to be secured by Hudbay’s Manitoba and Peru assets, respectively, and will not be cross-collateralized. At December 31, 2015, $50.1 million of letters of credit had been advanced under the Facilities. Including borrowings and letters of credit, a total of $347.1 million was drawn under the Facilities as at December 31, 2015. Closing of the amendments, which is not conditional on any further lender commitments, is expected in March 2016.

Cost Reduction Initiatives

Following the ramp-up of Hudbay’s new mine production in 2015, an extensive review was launched as part of a company-wide efficiency improvement initiative. This ongoing review, combined with cost containment efforts, resulted in expected 2016 capital expenditure and operating cost reductions of more than $100 million, compared to 2016 guidance, with no effect on production guidance.

Operating cost savings have been identified which are expected to reduce 2016 operating and general and administrative costs by approximately $55 million. Approximately $15 million relates to lower current prices for commodities such as diesel, propane and steel compared to budget expectations. Another $22 million relates to savings from renegotiated contracts for goods and services, and approximately $18 million relates to other operating efficiencies and lower discretionary spending, including reduced corporate spending. All of the operating cost reductions in 2016 are considered to be sustainable based on current prices for input costs.

Planned sustaining capital expenditures in 2016 have been reduced by approximately $50 million, relative to initial guidance of $270 million, with no impact on production guidance. The planned reduction in spending reflects the deferral of a portion of sustaining capital expenditures from 2016 to 2017, and is comprised of $40 million in the Peru business unit and $10 million in the Manitoba business unit. Of the $40 million of reduced spending in Peru in 2016, $19 million relates to the deferral of certain tailings dam construction activities into 2017, and $14 million relates to the deferral of mobile equipment purchases for the development of the Pampacancha satellite deposit. In Manitoba, 2016 capital spending reductions relate partly to expenditures on underground equipment and development at the 777 mine. Planned 2016 Manitoba spending reductions of approximately $15 million are partially offset by approximately $5 million in equipment purchases carried over from 2015.

Hudbay’s sustaining capital spending in 2017 is expected to be moderately lower than revised 2016 spending of $220 million, as initial spending on the Constancia tailings dam nears completion. Sustaining capital spending in 2018 is expected to be substantially lower than 2016 and 2017 levels with the completion of the initial Constancia tailings dam raise in 2017, and lower capitalized development spending in Manitoba at the 777 and Reed mines based on the current life of mine plans. Capital expenditures related to Pampacancha and Snow Lake enhancements are not included in the sustaining capital estimates.

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As a result of these initiatives, Hudbay’s guidance for capital and operating costs in 2016 have been revised as follows:

Revised 2016 Capital Expenditure and Unit Operating Cost Guidance

	Original	Revised

Capital Expenditures[1]	(Millions)	(Millions)
Sustaining Capital
Manitoba	90	80
Peru	180	140
Total Sustaining Capital	270	220

Growth Capital
Arizona[2]	30	30
Total Growth Capital	30	30

Capitalized Exploration	3	3

Total Capital Expenditure	303	253
	($/tonne ore	($/tonne ore
Combined Mine and Mill Unit Operating Costs[3]	processed)	processed)
Manitoba Operations - 777, Lalor and Reed	C$85 - 104	C$80 - 100

Peru Operations - Constancia	US$8.5 - 9.4	US$7.3 - 8.2

1Excludes capitalized interest.
2Original estimated growth capital estimate for Rosemont related to spending during the first half of 2016; revised estimated spending is for the full year 2016.
3Reflects combined mine and mill costs per tonne of milled ore. Manitoba operating costs are presented in CAD, and include general and administrative (“G&A”) costs and cost of ore purchased from joint venture partner at Reed mine. Peru operations combined mine and mill unit costs are presented in USD, include G&A costs and reflect the deduction of expected deferred stripping costs.

Rosemont spending of $30 million in 2016 is now expected to occur over the full year, rather than the first six months. This amount is expected to be sufficient to advance a definitive feasibility study and the permitting process, and, upon receipt of permits, complete a mine plan of operations.

Peru Operations Review

During the fourth quarter of 2015, mining operations continued as planned and cost optimization is underway. Equipment availabilities are within design parameters, and both loading and hauling efficiencies remain consistent with expectations.

Optimization of plant performance remains the primary focus, as more is understood about varying ore types.

During the fourth quarter of 2015, shipments of copper concentrate from the Constancia mine to the port in Matarani increased with improved trucking capacity, resulting in significant inventory drawdown. The approximate concentrate inventory levels in Peru, including the mine site and port inventories, decreased from 74,000 dmt at the end of the third quarter of 2015, including 65,000 dmt at the mine, to a normal working level of approximately 28,000 dmt at the end of the fourth quarter, including 11,000 dmt at the mine. All of the excess copper concentrate was sold by year-end.

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Expansion at the port of Matarani is nearing completion, and initial shipments from the new “Pier F” facility began in mid-February 2016. Completion of the new facility is expected to alleviate port congestion as other mines ramp-up production.

Constancia's production in the first quarter of 2016 is expected to be affected by the planned replacement of the trunnions on both the SAG and ball mills on one of the two grinding circuits. The trunnions were damaged due to a lubrication failure during the commissioning period, and the affected line is expected to be shut down at the end of February to begin an estimated six to eight week outage to replace the trunnions, during which the second grinding circuit should continue to operate normally.

In 2015, metal production at Constancia was within the guidance range, and combined operating costs per tonne were below the guidance range.

Manitoba Operations Review

Ore production at the Manitoba mines for the fourth quarter of 2015 increased by 31% compared to the same period in 2014 primarily as a result of increased production from the main production shaft at the Lalor mine. Production in the fourth quarter of 2014 at the 777 mine was also impacted by an unscheduled two-week shutdown of the production shaft. Copper and gold grades in the fourth quarter of 2015 were lower compared with the grades in the fourth quarter of 2014 by 23% and 12%, respectively, and zinc and silver grades were higher by 46% and 2%, respectively, due to stope sequencing. Unit operating costs for the fourth quarter of 2015 declined by 4% compared to the same period in 2014 as a result of increased production at 777 and reduced operating costs at the Reed mine.

Ore processed in Flin Flon in the fourth quarter of 2015 was 13% higher, while ore processed in Snow Lake was 39% higher compared to the same period in 2014 as a result of higher production at 777 and Lalor. Grades varied as a result of normal mine sequencing. Recoveries in Flin Flon were generally consistent in the fourth quarter of 2015 compared to the same period in 2014 with the exception of zinc. Zinc recoveries in 2014 were impacted by lower mine head grades. In Snow Lake, copper, gold, and silver recoveries in the fourth quarter of 2015 were higher by 35%, 10% and 11%, respectively, as a result of achieving steady operations at Lalor and optimization of the copper circuit. Unit costs for the Flin Flon and Snow Lake concentrators decreased by 15% and 22%, respectively, in the fourth quarter of 2015 compared to the same period in 2014 as a result of increased production. In the fourth quarter of 2015, Manitoba’s combined mine/mill unit operating cost decreased by 6%, compared to the same period in 2014, due to increased production.

For the fourth quarter of 2015, production of copper and gold remained consistent compared to the same period last year, while zinc and silver increased by 69% and 35%, respectively, as a result of increased production at Lalor and increased zinc and silver grades at both the 777 and Reed mines.

In 2015, production of all metals increased compared to 2014 as a result of increased production at Lalor and increased copper grades at Reed. Production of all metals and unit operating costs were within guidance ranges.

Impairments

During the fourth quarter of 2015, Hudbay recognized an after-tax impairment of $198.8 million ($264.4 million pre-tax) on Constancia goodwill and property, plant and equipment as a result of lower expected copper prices. In addition, a pre-tax and after-tax impairment of $114.5 million was recognized on Rosemont goodwill mainly as a result of lower expected copper prices and an expected delay in the start of construction on the Rosemont project. Engineering and permitting activities at Rosemont are progressing in accordance with expectations. Hudbay remains committed to advancing Rosemont, which is expected to be one of the first new copper projects to be built once copper prices and capital market conditions improve.

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The impairment analyses for Constancia and Rosemont assumed copper prices of $2.25/lb in 2016 and 2017, increasing to $3.00/lb in 2019 and thereafter. Real discount rates of 8.00% and 9.75% were applied for Constancia and Rosemont, respectively. The underlying operating assumptions in the impairment models were substantially the same as those used in the September 30, 2015 impairment tests.

Other Recent Developments

Effective January 1, 2016, Alan Hair became President and Chief Executive Officer, replacing David Garofalo, who announced his resignation in early December 2015. Mr. Hair has twenty years of experience with Hudbay and has worked in the mining industry for more than three decades. He previously served as Hudbay's Chief Operating Officer from 2012 to 2015, a role that is now held by Cashel Meagher. Mr. Meagher was previously Vice President, South America Business Unit from 2011 to 2015, where he led the successful construction and ramp-up of the Constancia operation.

Hudbay declared a semi-annual dividend of C$0.01 per share on February 24, 2016. The dividend will be paid on March 31, 2016 to shareholders of record as of March 11, 2016.

Non-IFRS Financial Performance Measures

Operating cash flow per share and cash cost per pound of copper produced are included in this news release because the company believes that, in the case of operating cash flow per share, it helps investors and management to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash cost per pound of copper produced, it helps investors assess the performance of the company’s operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents Hudbay’s calculation of operating cash flow per share for the three months and years ended December 31, 2015 and 2014:

	Three Months Ended		Year Ended
($000s except shares and per share amounts)	December 31		December 31
	2015	2014	2015	2014
Operating cash flow before stream deposit and change in non-cash working capital	106,305	(1,990)	222,140	16,771

Weighted average shares outstanding - basic	235,231,688	233,631,382	234,675,080	209,023,666
Operating cash flow per share[1] ($)	0.45	(0.01)	0.95	0.08

1Operating cash flow per share is before stream deposit and change in non-cash working capital. It is a non-IFRS financial performance measure with no standardized meaning under IFRS.

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Reconciliation of Cash Cost, After By-product Credits (non-IFRS) to Cost of Sales (IFRS)

Cash cost per pound of copper produced (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of the company’s operations. Hudbay’s calculation designates copper as its primary metal of production as it has been, and is expected to be, the largest component of revenues. Two changes have been made to the cash cost calculation beginning with reporting for the three and six months ended June 30, 2015. First, the basis of measurement has been changed from pounds of copper sold to pounds of copper produced. This change has been made to better align the costs of production with copper produced in the same period and reduce the variation in cash cost due to inventory sales timing. Second, royalties have been removed from the cash cost. This change increases consistency between Hudbay’s cash cost calculation and industry peers. The calculation is presented in two manners:

•	Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, Hudbay’s primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by- product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure.

•	Cash cost, net of by-product credits - In order to calculate the cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, silver, and molybdenum are significant and are integral to the economics of Hudbay’s operations. The economics that support Hudbay’s decision to produce and sell copper would be different if the company did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming that realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure Hudbay’s operating performance versus that of its competitors. However, it is important to understand that if by- product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

The tables below summarize consolidated cash cost in addition to reconciliations between cash cost, after by-product credits, to the most comparable GAAP measures of cost of sales for the three months and years ended December 31, 2015 and 2014. Cash cost, net of by-product credits per pound of copper produced, may not calculate based on amounts presented in the tables below due to rounding.

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Consolidated	Three Months Ended		Year Ended
	December 31		December 31
Net pounds of copper produced[1] (000s)	2015	2014	2015	2014
Manitoba	22,937	22,296	91,234	80,297
Peru	83,194	-	206,183	-
Net pounds of copper produced[1]	106,131	22,296	297,417	80,297

Consolidated	Three Months Ended						Year Ended
	December 31						December 31
Cash cost per pound of copper produced	2015			2014			2015			2014
	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb
Cash cost, before by-product credits	213,495		2.01	95,910		4.30	641,290		2.16	399,721		4.98
By-product credits	(81,936)		(0.77)	(72,528)		(3.25)	(301,257)		(1.02)	(283,246)		(3.53)
Cash cost, net of by-product credits	131,559		1.24	23,382		1.05	340,033		1.14	116,475		1.45

1Contained copper in concentrate, exclusive of Constancia copper produced prior to achievement of commercial production on May 1, 2015.

Consolidated	Three Months Ended						Year Ended
	December 31						December 31
Supplementary cash cost information	2015			2014			2015			2014
	$000s	$	/lb1	$000s	$	/lb1	$000s	$	/lb1	$000s	$	/lb1
By-product credits:
Zinc	49,936		0.47	69,314		3.11	214,151		0.72	241,503		3.01
Gold	32,038		0.30	15,712		0.70	106,671		0.36	79,397		0.99
Silver	11,134		0.10	2,489		0.11	29,652		0.10	12,907		0.16
Other	844		0.01	1,367		0.06	3,647		0.01	4,516		0.06
Total by-product credits	93,952		0.88	88,882		3.98	354,121		1.19	338,323		4.22
Less: deferred revenue	(13,169)		(0.12)	(8,537)		(0.38)	(51,860)		(0.17)	(44,960)		(0.56)
Less: pre-production credits	1,153		0.01	(7,817)		(0.35)	(1,004)		-	(10,117)		(0.13)

Total by-product credits, net of pre- production credits	81,936		0.77	72,528		3.25	301,257		1.02	283,246		3.53
Reconciliation to IFRS:
Cash cost, net of by-product credits	131,559			23,382			340,033			116,475
By-product credits	93,952			88,882			354,121			338,323
Change in deferred revenues	(13,169)			(8,537)			(51,860)			(44,960)
Pre-production revenues	1,153			(7,817)			(1,004)			(10,117)
Treatment and refining charges[2]	(42,334)			(5,334)			(90,170)			(26,522)
Share based payment	199			415			209			894
Pension enhancement	-			-			17,064			-
Adjustments related to zinc inventory write-off (reversals)	-			-			-			(4,635)
Change in product inventory	11,335			(6,792)			(27,364)			(11,564)
Royalties	2,853			875			9,666			8,569
Depreciation and amortization	92,290			20,883			216,992			83,706
Cost of sales	277,838			105,957			767,687			450,169

1Per pound of copper produced.
2Excludes $7,664 of treatment and refining charges which were incurred prior to commercial production during the year ended December 31, 2015.

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Consolidated cash cost, net of by-product credits in the fourth quarter of 2015 was $1.24/lb, an increase of $0.19/lb compared to the same period of 2014. Cash cost in 2014 related solely to the Manitoba operations. The increase in cash cost in the fourth quarter is largely the result of the Constancia operation being in commercial production, with costs that were affected by elevated treatment and refining costs and freight costs due to inventory drawdown. These costs were approximately $0.23/lb higher in the fourth quarter of 2015 than would have been the case if Peru sales volumes had been equivalent to production volumes.

For the year ended December 31, 2015, cash cost net of by-product credits was $1.14/lb, a decrease of $0.31/lb compared to 2014. The decrease is largely the result of reduced reliance on purchased zinc concentrates, increased gold by-product credits, and the effect of foreign exchange on Canadian dollar denominated costs in Manitoba. This was partially offset by increased costs as a result of increased production in Manitoba and commercial production at the Constancia operation.

Website Links

Hudbay:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2015/Q4/YMDA415.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2015/Q4/YFS415.pdf

Conference Call and Webcast

Date:	Thursday, February 25, 2016

Time:	10 a.m. ET

Webcast:	www.hudbayminerals.com

Dial in:	416-849-1847 or 1-866-530-1554

Replay:	647-436-0148 or 1-888-203-1112

Replay Passcode:	5000396#

The conference call replay will be available until 1 p.m. (Eastern Time) on March 3, 2016. An archived audio webcast of the call also will be available on Hudbay's website.

Qualified Person

The technical and scientific information in this news release related to the Constancia mine has been approved by Cashel Meagher, P. Geo, Hudbay’s Senior Vice President and Chief Operating Officer. The technical and scientific information related to all other sites and projects contained in this news release has been approved by Robert Carter, P. Eng, Hudbay’s Director, Business Development and Technical Services at the Manitoba Business Unit. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for the company’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

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Forward-Looking Information

This news release contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, including anticipated capital and operating cost savings, anticipated production at Hudbay’s mines and processing facilities, anticipated production from the company’s projects and events that may affect its operations and development projects, the planned maintenance shutdown at the Constancia processing plant and its anticipated impact on production, anticipated closing of the amendments to the committed credit facilities and its impact on liquidity, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

•	the success of mining, processing, exploration and development activities;
•	the success of Hudbay’s cost reduction initiatives;
•	the accuracy of geological, mining and metallurgical estimates;
•	the anticipated metals prices and costs of production;
•	the supply and demand for metals that Hudbay produces;
•	the supply and availability of concentrate for Hudbay’s processing facilities;
•	the supply and availability of third party processing facilities for Hudbay’s concentrate;
•	the supply and availability of all forms of energy and fuels at reasonable prices;
•	the availability of transportation services at reasonable prices;
•	no significant unanticipated operational or technical difficulties;
•	the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives;

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•	the successful closing of the amendments to Hudbay’s committed credit facilities and the availability of additional financing, if needed;
•	the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop its projects;
•	the timing and receipt of various regulatory and governmental approvals;
•	the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;
•	maintaining good relations with the communities in which Hudbay operates, including the communities surrounding its Constancia mine and Rosemont project and First Nations communities surrounding its Lalor and Reed mines;
•	no significant unanticipated challenges with stakeholders at Hudbay’s various projects;
•	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
•	no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;
•	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
•	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
•	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including risks associated with the permitting of the Rosemont project and related legal challenges), dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, planned maintenance shutdowns and infrastructure improvements in Peru (including the planned replacement of the trunnions on one of the two grinding circuits at the Constancia mill and the expansion of the port in Matarani) not being completed on schedule or as planned, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company’s reserves, volatile financial markets that may affect Hudbay’s ability to close the amendments to its committed credit facilities or obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in the company’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

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Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Information concerning Hudbay’s mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and a copper project in Arizona (United States). Hudbay also has equity investments in a number of junior exploration companies. The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to become a top-tier operator of long-life, low cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality and growing long-life deposits in mining-friendly jurisdictions. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

For further information, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbayminerals.com